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                                                                     EXHIBIT 1.1



                        CHINA MOBILE (HONG KONG) LIMITED

     (Incorporated in Hong Kong with limited liability under the Companies
                                   Ordinance)


                                 ANNOUNCEMENT

The Board of Directors of China Mobile (Hong Kong) Limited is pleased to announce that Mr. Frank Wong Kwong Shing has been appointed as an independent non-executive director and member of the Audit Committee, the Remuneration Committee and the Nomination Committee of the Board of the Company with effect from 14 August 2002.

Mr. Frank Wong is a member of DBS Bank's most senior management team. He is also Chairman of Dao Heng Bank. Mr. Wong formerly served as the Designated Chief Executive for National Westminster Bank's Hong Kong branch and Chairman of the Hong Kong Futures Exchange. Mr. Wong also held various senior positions in JP Morgan-Hong Kong and London, and in Citibank-North Asia. Mr. Wong has many years of finance and commercial management experience. The Company believes that Mr. Wong's extensive experience and valuable expertise will be of great benefit to the Company.

The Company takes this opportunity to welcome Mr. Frank Wong as a member of the Board.


                                                      By order of the Board
                                                CHINA MOBILE (HONG KONG) LIMITED
                                                          WANG XIAOCHU
                                                            Chairman



Hong Kong, 14 August 2002